Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

The Board of Trustees
Industrial Property Trust:
We consent to the incorporation by reference in the registration statement No. 333-194656 on Form S-8 of Industrial Property Trust (formerly known as “Industrial Property Trust Inc.”) and subsidiaries of our report dated March 6, 2020, with respect to the consolidated balance sheets of Industrial Property Trust as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive loss, equity, and cash flows for each of the years in the three-year period ended December 31, 2019 and the related notes (collectively, the “consolidated financial statements”), which report appears in the December 31, 2019 annual report on Form 10-K of Industrial Property Trust. Our report refers to the sale of the wholly-owned real estate assets of Industrial Property Trust, which was completed on January 8, 2020.

/s/ KPMG LLP

Denver, Colorado
March 6, 2020